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                                 SCHEDULE 13E-4


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               (AMENDMENT NO. 2)

                           UNO RESTAURANT CORPORATION
                                (Name of Issuer)

                           UNO RESTAURANT CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   914900 10 5
                      (CUSIP Number of Class of Securities)

                    CRAIG S. MILLER, CHIEF EXECUTIVE OFFICER
                           UNO RESTAURANT CORPORATION
                             100 CHARLES PARK ROAD,
                       WEST ROXBURY, MASSACHUSETTS 02132
                                  617-323-9200
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:

                             Steven R. London, Esq.
                         Brown, Rudnick, Freed & Gesmer
                              One Financial Center
                           Boston, Massachusetts 02111
                                  617-856-8313


                               September 29, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)
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                           CALCULATION OF FILING FEE:



      TRANSACTION                   AMOUNT OF

      VALUATION* $1,923,047         FILING FEE: $384.61
                 ----------                     -------


* Based upon the purchase of 274,721 Shares of Common Stock, $.01 par value at $7.00 per Share (the per Share purchase price which was selected by the Company pursuant to the tender offer).

 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

      Amount Previously Paid: $1,400.00
                              -------------------

      Form or Registration No.: Schedule 13E-4
                                -----------------

      Filing Party: Uno Restaurant Corporation
                    ----------------------------
      Date Filed: September 29, 1998
                  ----------------------------


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INTRODUCTORY STATEMENT

     This Amendment No. 2 amends the Issuer Tender Offer Statement on Schedule 13E-4, as amended (the "Schedule 13E-4") previously filed with the Securities and Exchange Commission by Uno Restaurant Corporation, a Delaware corporation (the "Issuer"), in connection with the Issuer's offer to purchase up to 1,000,000 shares of its Common Stock, par value $0.01 per share at prices not in excess of $7.00 nor less than $5.75 per share, upon the terms and subject to the conditions of the Offer to Purchase, filed as Exhibit(a)(1) hereto, which is incorporated herein by reference. The tender offer terminated at 5:00 p.m., New York City time, on October 30, 1998.

     Pursuant to Rule 13e-4(c)(3) and General Instruction D of Schedule 13E-4, the Schedule 13E-4 is hereby amended and supplemented as set forth in this Amendment No. 2.

ITEM 1.  SECURITY AND ISSUER.

     Sub-Item(b) of Item 1 to the Schedule 13E-4 is hereby amended and supplemented by adding at the end of Sub-Item (b) the following:

     The tender offer expired at 5:00 p.m., New York City time, on October 30, 1998. The exact number of shares of Common Stock acquired pursuant to the Offer was 274,721, at a purchase price of $7.00 per share, for a total aggregate purchase price of $1,923,047, plus the fees and expenses associated with the tender offer. The Issuer accepted all shares tendered at or below the $7.00 per share price.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

      The following Exhibits are filed herewith or incorporated by reference herein to documents previously filed.


(a)(1) Form of Offer to Purchase dated September 29, 1998.*



   (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).*



   (3) Form of Notice of Guaranteed Delivery.*



   (4) Form of Letter from BancBoston Robertson Stephens Inc. (Dealer Manager) to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*



   (5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*



   (6) Form of Letter dated September 29, 1998 from Aaron D. Spencer, Chairman, and Craig S. Miller, Chief Executive Officer of the Issuer, to the stockholders of the Issuer.*



   (7) Text of Press Release dated September 29, 1998.*


   (8) Text of Press Release dated October 9, 1998.*

   (9) Text of Press Release dated November 2, 1998.

   (10) Text of Press Release dated November 5, 1998.

(b) $55,000,000 Amended and Restated Revolving Credit and Term Loan Agreement dated as of November 4, 1997 by and among Uno Restaurants, Inc., and Saxet Corp., as borrowers, Uno Foods Inc., Pizzeria Uno Corporation, URC Holding Company, Inc. and Uno Restaurant Corporation, as guarantors, and Fleet National Bank, as agent and BankBoston N.A. as co-agent, filed as Exhibit 10(s) to the Company's Annual Report on Form 10-K for the fiscal year ended September 28, 1997.


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(c)    Not applicable.

(d)    Not applicable.

(e)    Not applicable.

(f)    Not applicable.


(g)(1) Pages 33 through 52 of the Company's Annual Report on Form 10-K for the year ended September 28, 1997.*



(g)(2) Pages 3 through 7 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 1998.*

-------------
*   Previously filed.



                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    UNO RESTAURANT CORPORATION


                                    By: /s/ Craig S. Miller
                                        ----------------------------------------
                                        Craig S. Miller, Chief Executive Officer

Dated: November 6, 1998




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                                  EXHIBIT INDEX



DESCRIPTION OF EXHIBIT


(a)(1) Form of Offer to Purchase dated September 29, 1998.*



   (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).*



   (3) Form of Notice of Guaranteed Delivery.*



   (4) Letter from BancBoston Robertson Stephens (Dealer Manager) to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*



   (5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*



   (6) Form of Letter dated September 29, 1998 from Craig S. Miller, President of the Issuer, to the stockholders of the Issuer.*



   (7) Press Release dated September 29, 1998.*


   (8) Press Release dated October 9, 1998.*

   (9) Text of Press Release dated November 2, 1998.

   (10) Text of Press Release dated November 5, 1998.


(g)(1) Pages 33 through 52 of the Company's Annual Report on Form 10-K for the year ended September 28, 1997.*



(g)(2) Pages 3 through 7 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 1998.*


-------------------
* Previously filed.




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